

Mail Stop 7010

May 15, 2009

Charles D. McLane, Jr.
Executive Vice President and Chief Financial Officer
Alcoa, Inc.
390 Park Avenue
New York, New York 10022-4608

   Re: **Alcoa, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2008
      File No. 1-3610

Dear Mr. McLane:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief